UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 5, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 5 November 2013

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER

ENDED 27 SEPTEMBER 2013

Continued strong growth in Voice & Music and Auto. Record Core gross margin.

Increasing pipeline of Bluetooth Smart design wins.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports third quarter results for the 13 weeks to 27 September 2013:

	Underlying*		IFRS
Third Quarter Financial Summary	Q3 2013	Q3 2012	Q3 2013	Q3 2012
Revenue	$252.1m	$282.7m	$252.1m	$282.7m
Core revenue**	$190.1m	$187.7m	$190.1m	$187.7m
Gross margin	52.8%	50.4%	52.0%	49.7%
Operating profit (loss)	$34.0m	$32.2m	$16.7m	($1.9m)
Profit (loss) for the period	$25.3m	$26.2m	$10.3m	($4.5m)
Diluted earnings (loss) per share	$0.15	$0.13	$0.06	($0.02)
Net cash from operating activities	$26.6m	$28.2m	$26.6m	$28.2m
Cash, cash equivalents, treasury deposits and investments	$293.3m	$294.2m	$293.3m	$294.2m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, patent settlements, a provision for litigation, other operating income, the unwinding of discount on non-underlying items, deferred tax on unexercised share options, prior year adjustment and movement on uncertain tax positions and the deferred tax effect of a change in the UK tax rate. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 23 and 24.
**	Core is comprised of Auto, Voice & Music and Consumer.

•	Q3 2013 financial performance:

•	Revenue $252.1m (Q3 2012: $282.7m), down 11% year-on-year, reflecting decline in Legacy revenues and weakness in the camera marketplace,

•	Core revenue of $190.1m (Q3 2012: $187.7m) growing 1% year-on-year, last twelve months (Q4 2012 to Q3 2013) Core revenue of $720.6m (Q3 2012 LTM: $651.0m) growing at 11% year-on-year,

•	Voice & Music revenue growing 44% year-on-year; end of benefit from China hands-free legislation. Auto revenue growing 8% year-on-year. Consumer revenue declining 32% year-on-year primarily reflecting weakness in camera marketplace,

•	Underlying gross margin up 2.4 points to 52.8% (Q3 2012: 50.4%), increase in Core underlying gross margin up 3.8 points to 61.4% (Q3 2012: 57.6%),

•	Underlying diluted earnings per share up to $0.15 (Q3 2012: $0.13),

•	Cash, cash equivalents, treasury deposits and investments $293.3m at end Q3 2013.

•	Momentum in platform strategy during Q3 2013:

•	CSR1010 Bluetooth Smart chosen for a leading wearable device,

•	Major Tier One supplier to an OEM factory fit customer win for SiRFprimaII™ Automotive Infotainment platform,

•	Voice & Music shows 13% growth in new licences for aptX quarter-on-quarter and increasing traction in Wi-Fi audio.

•	Developed the world’s thinnest wireless touch interface using CSR1010 Bluetooth Smart chip for connectivity.

•	Commenced $25m return to shareholders with new share buyback, resulting in an expected total $75m buyback for 2013.

Joep van Beurden, Chief Executive Officer, said: “Our business continues to perform well with our Core business showing 11% revenue growth during the past year. We achieved increased overall gross margin, which has delivered higher underlying operating profit. While we saw a reduction in our Consumer business revenue due to weakness in the market for digital still cameras, we see good ongoing momentum in the areas of Voice & Music, Auto and Bluetooth Smart.

“We continue to be well positioned for growth in our Core business. In Auto, we won an important design-win for our SiRFprimaII™ platform with a Tier One supplier to an OEM factory fit customer. Within Consumer, we are seeing increasing demand and a growing pipeline of design wins for Bluetooth Smart in areas such as Human Interface Devices, remote controls and wearables, where we have been selected for a leading wearable device. Our new Wi-Fi audio portfolio is seeing increasing traction with customers and we expect to see products launched using our technology into the market during H1 2014.

“The prospects for Voice & Music and Auto continue to be strong and we are excited by the potential for Bluetooth Smart and our location businesses.

“We remain as focused as ever on increasing our profitability in 2014 and beyond.”

OUTLOOK

We expect fourth quarter 2013 revenue to be in the range of $195m to $215m.

Non- IFRS measures

Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying earnings per share and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 23 and 24.

CSR plc	FTI Consulting

Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am GMT, 5 November 2013

Details of the live audio webcast and audio call:	UK and RoW: 020 3426 2845 UK Toll Free: 0808 237 0033 North America: +1 347 329 1282 North America Toll Free: +1 877 841 4558

Replay:	UK and ROW: 020 3426 2807 UK Toll Free: 0808 237 0026 North America Toll Free: +1 866 535 8030 Pincode 642785#

Details:	Also available on the CSR website— http://www.csr.com/Q3-2013-webcast-uk*

*	The information on our website is not incorporated by reference into this report.

The fourth quarter 2013 results are expected to be announced around the end of February 2014.

Executing Against our Strategy

Our strategy is to focus on our chosen end markets, exploiting our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in Voice & Music, Auto and Consumer, where we believe we have a strong position. We focus on five end markets in our Core business group – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location – which we believe will enable us to achieve our goal over the medium and longer term.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our total serviceable addressable market (SAM) to grow from approximately $3.6 billion in 2013 to $6.7 billion in 2018 (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 13%.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth. We currently expect our underlying operating costs to be below our previously stated range of between $400 million and $410 million for 2013.

We continue to execute well against our strategy. We saw growth in Core revenue, with Q3 2013 revenue of $190.1 million (Q3 2012: $187.7 million) representing a 1% year-on-year increase, with last twelve months (LTM) Core revenue of $720.6 million (Q3 2012: $651.0 million) growing at 11% year-on-year. We saw a slowdown in revenue growth primarily due to weakness in Cameras. Core underlying gross margin was 61.4%, which is above our target range of 55% to 60%, due to strong performance in our Voice & Music and Auto business lines.

Financial Outlook

We note that year-on-year comparables for Core revenue during H1 2014 will be negatively impacted by the revenues achieved during the first half of 2013, due to the enforcement of hands-free driving legislation in China and the anticipated continued pressure on Consumer. We continue to believe that Legacy Product revenue will decline by 50% in 2014 compared to revenue in the 2013 financial year. We expect Core gross margins to be within our previously stated range of 55%—60% for 2014. We expect overall gross margins in Q4 2013 to be lower than Q3 2013, due to a shift in revenue mix.

We currently anticipate 2014 underlying operating costs will be lower than those in 2013.

We expect capital expenditure on fixed asset additions to be approximately $20-25 million in 2013 and 2014, with underlying depreciation and amortisation of approximately $25 million in 2013 and in 2014.

Progress on Platforms

In our Auto business, we have experienced increasing demand from Tier One customers for our connectivity products. Several of our reported design wins for our autograde Wi-Fi have started ramping into volume production with a number of customers and we are shipping our Wi-Fi to three major Western Tier One original equipment manufacturers (“OEM”). We have also secured a major Tier One supplier to an OEM factory fit customer for our SiRFprimaII™ Automotive Infotainment platform.

In our Voice & Music business, we continued to see growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices persists. New audio product releases included Jawbone, Monster, Motorola and Sol Republic, with around 340 new SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to around 280 stereo SIG listings for Q3 2012.

Our market leading aptX audio codec technology had another good quarter, with 26 license agreements signed during Q3 2013. We have also seen significant end product launches featuring aptX, with 58 products launched from companies including Harman Kardon, Philips, Yamaha and Sony (who launched the Xperia Z Ultra with aptX inside), as well as Monster launching the M7 tablet, the first source device with aptX Low Latency. We now have around 220 licensees for our aptX technology, a strong pipeline of pending product launches and believe that continued adoption of aptX contributes to maintaining a strong market position for our products in the wireless audio market.

We are making good progress with our Wi-Fi audio products, VibeHub and VibePlayer. We are engaging with a number of leading customers and expect to see products launched using our technology into the market during H1 2014.

In our Consumer business, Garmin chose our COACH14 Digital Video Processor for its first action cameras, which were launched in August. The water-resistant VIRB™ and VIRB Elite™ cameras enable users to capture their stunts and tricks in quality HD video.

Our CSR1010 Bluetooth Smart product has been chosen for a leading wearable device. It uses Bluetooth Smart to connect to a computer, tablet or smartphone wirelessly and tracks activity throughout the day. We are seeing increasing demand and a growing pipeline of design wins of Bluetooth Smart in areas such as Human Interface Devices, remote controls and wearables.

We have been chosen by a Tier One company to supply them with our Bluetooth Smart gaming controller platform for its new set-top box.

In September, we launched the enhanced performance version of the Quatro 5300 series which incorporates an ARM 11 CPU core with up to 600 MHz processing speed and two Quatro Imaging Digital Signal Processors (DSPs), with up to 480 MHz processing speed. This enhanced performance allows the Quatro family to better bridge the gap between the differing features and pricing points of our Quatro 53xx series and the higher-end Quatro 45xx series.

Technical Innovation

In Q3 2013, we and our partners Atmel and Conductive Inkjet Technology developed a reference design for the world’s thinnest wireless touch interface. The flexible device, which is less than 0.5mm thick, turns any area into a touch surface. Combining CSR’s low-power wireless technology with the latest in printable, flexible electronics and touch screen sensing from our partners, the device can be used to extend the touch interface of tablets and smartphones.

The paper-thin surface is wirelessly connected using the recently launched CSR1010 chip, part of the CSR µEnergy range, which is optimised solely for Bluetooth Smart. This reference design has attracted the attention of consumers and leading keyboard manufacturers.

Operating Results

Underlying gross margin increased from 50.4% in Q3 2012 to 52.8% in Q3 2013. Under IFRS, gross margin in Q3 2013 was 52.0% (Q3 2012: 49.7%). Core underlying gross margin was 61.4% (Q3 2012: 57.6%) and Legacy underlying gross margin was 26.5% in Q3 2013 (Q3 2012: 36.2%), which mainly fell due to the change in mix to lower margin handset products.

Our underlying operating expenses in Q3 2013 were $99.0 million (Q3 2012: $110.4 million), with underlying R&D costs of $62.1 million (Q3 2012: $66.9 million) and underlying SG&A costs of $36.9 million (Q3 2012: $43.5 million). Q3 2013 underlying R&D costs and underlying SG&A costs fell year-on-year mainly due to the effects of the lower cost base following the disposal of development operations in handset connectivity and handset location to Samsung Electronics Co., Ltd., a reduction in the cost of employee incentive programmes, the inclusion of UK R&D tax credits for Q2 and Q3 within operating profit in Q3 2013 (discussed in more detail on pages 9 and 10) and other cost reduction initiatives. Our IFRS operating expenses for Q3 2013 were $114.3 million (Q3 2012: $142.5 million) and decreased due to the reasons above.

The key differences between IFRS operating profit and underlying operating profit were share based payment charges of $8.7 million (Q3 2012: $6.3 million), amortisation of intangibles of $4.0 million (Q3 2012: $4.7 million) and restructuring costs of $1.5 million (Q3 2012: $15.1 million).

Tax

Our underlying tax rate in Q3 2013 was 27.7%. As expected, it was higher than the Q2 2013 tax rate of 16.6%, the reasons for which are described in more detail on page 10.

We continue to expect our overall underlying tax rate for 2013 to be approximately 23%, with the tax rate in 2014 expected to reduce towards 20%, due to changes in the geographic mix of our business and the implementation of the Patent Box in the U.K.. We continue to expect minimal cash tax in 2013 and 2014.

Share Count

The diluted weighted average number of ordinary shares at the end of Q3 2013 was 174 million, a decrease on the diluted weighted average number of ordinary shares at the end of Q2 2013 of 176 million. We expect a lower share number at the end of the year due to the continuing share buyback and the purchase of shares by the CSR Employee Benefit Trust.

Operating Review

Third quarter revenue and gross margin by reportable segment	Q3 2013	Q3 2012	Revenue growth (decline) from Q3 2012 to Q3 2013
Auto	$61.2m	$56.9m	8%
Voice & Music	$76.1m	$53.0m	44%
Consumer	$52.8m	$77.8m	(32%)
Core	$190.1m	$187.7m	1%
Underlying gross margin—Core	61.4%	57.6%
Legacy Products Group*	$62.0m	$95.0m	(35%)
Underlying gross margin—Legacy Products Group	26.5%	36.2%
Total revenue	$252.1m	$282.7m	(11%)
Underlying gross margin—total	52.8%	50.4%

*	The Legacy Products Group business consists of the discontinued business lines from Zoran, in addition to the handset connectivity and handset location business lines.

Auto

Q3 2013: 24% of revenue; Q3 2012: 20% of revenue

Revenue in the Auto business was $61.2 million in Q3 2013 (Q3 2012: $56.9 million), an increase of 8% over the comparable period last year. In the last twelve months (LTM) to Q3 2013 our Auto revenue was $227.8 million (Q3 2012: $209.9 million), an increase of 9%.

Auto Wi-Fi revenues in Q3 2013 more than doubled year-on-year. Following our strong design wins in automotive Wi-Fi over the last few years, we expect automotive Wi-Fi to contribute significantly to growth in the Auto business for the remainder of this year and 2014. We have a number of design wins for our automotive infotainment and navigation platforms for displaying the content from smartphones to the dashboard screen. We are seeing increased competition in the Auto aftermarket in China and weakness in the personal navigation device area.

Voice & Music

Q3 2013: 30% of revenue; Q3 2012: 19% of revenue

Revenue in the Voice & Music business in Q3 2013 was $76.1 million (Q3 2012: $53.0 million), an increase of 44% on the comparable period last year. In the last twelve months (LTM) to Q3 2013 our Voice & Music revenue was $296.7 million (Q3 2012: $173.0 million), an increase of 72%. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth audio.

As expected, we saw no benefit of the enforcement of hands-free legislation in China during Q3 2013. We note that the H1 2013 to H1 2014 revenue comparisons for both Voice & Music and Core will be negatively impacted, primarily due to the revenue uplift from China experienced in H1 2013.

Consumer

Q3 2013: 21% of revenue; Q3 2012: 28% of revenue

Revenue in the Consumer business in Q3 2013 was $52.8 million (Q3 2012: $77.8 million), a decrease of 32% over the comparable period last year. This was primarily due to a decrease in revenue derived from Cameras and to a lesser extent in Gaming. In the last twelve months (LTM) to Q3 2013, our Consumer revenue was $196.1 million (Q3 2012: $268.3 million) a decrease of 27%.

Revenue in Cameras remains under pressure due to the increasing use of smartphones and tablets for point-and-shoot photography. Cameras revenue in Q3 2013 declined significantly year-on-year and we expect this trend to continue for the remainder of the year. The Camera & Imaging Products Association estimates that compact digital still camera sales approximately halved in January to August 2013 compared to the same period last year.

In Gaming, revenue has declined in Q3 2013 compared to Q3 2012 due to the increasing use of tablets rather than consoles for gaming.

Our Document Imaging business has seen broadly stable revenue.

We have seen increased interest in the area of Bluetooth Smart, with a growing pipeline of design wins, resulting in Q3 2013 revenue strongly increasing year-on-year. This has been driven by the use of a Bluetooth Smart Ready smartphone, or tablet, as a gateway to the cloud, also known as ‘Internet of My Things’. This technology, which is already available in many smartphones, tablets and TVs from major manufacturers, we expect will result in the proliferation of an ecosystem of peripherals around these devices. In particular, we expect to see increased use of Bluetooth Smart in devices such as remotes, keyboards, health & fitness products and sensors.

While Bluetooth Smart revenue is small compared to our overall revenue base, we expect strong growth for this area during 2014. In addition to our previously identified areas for the technology, we expect growing use for Bluetooth Smart due to proliferation of beacons for indoor location. We expect that the adoption of indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn, could increase the market for our Indoor Location technology, where we are making good progress with the development of our technology platform.

Legacy Products Group

Q3 2013: 25% of revenue; Q3 2012: 33% of revenue

The Legacy Products Group business (“Legacy”) consists of the discontinued business lines acquired as part of the merger with Zoran in 2011, in addition to the revenue from the handset connectivity and handset location business lines that were not transferred as part of the Samsung transaction, which completed in 2012. Revenue in Legacy in Q3 2013 was $62.0 million (Q3 2012: $95.0 million), a decrease of 35% over the comparable period last year. In the last twelve months (LTM) to Q3 2013, our Legacy revenue was $281.1 million (Q3 2012: $369.1 million), a decrease of 24%.

Dividend

In respect of the 26 week period ended 28 June 2013, the Board had approved payment of an interim dividend of $0.045 (2012: $0.038) per ordinary share. The dividend was paid on 6 September 2013 to holders of record as at 16 August 2013. The GBP:USD exchange rate used in conjunction with this payment was 1.5614, resulting in a payment of 2.88 pence per ordinary share.

Share Buyback

The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, under the general authority renewed with the approval of shareholders at a general meeting held in May 2013, in July 2013, the Board concluded that a further share buyback of up to $25 million was appropriate in addition to the $50 million completed in H1 2013. At the end of Q3 2013, we had purchased 735,000 ordinary shares at an average price of 521 pence per ordinary share, for a total consideration of $6.1 million.

We intend to complete the $25 million buyback during H2 2013. The Board believes the share buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

People

Total headcount was 2,119 as at 27 September 2013 (28 June 2013: 2,092).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission (“SEC”) filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR and/or Zoran are named defendants in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

We resolved and settled all litigation with Freescale in late August.

No provision has been recorded for any of the ongoing cases above as cash outflow has not been deemed probable as of the date hereof.

Financial Review – third quarter ended 27 September 2013

	Underlying		IFRS
Third Quarter Financial Summary	Q3 2013	Q3 2012	Q3 2013	Q3 2012
Revenue	$252.1m	$282.7m	$252.1m	$282.7m
Gross profit	$133.1m	$142.6m	$131.0m	$140.6m
Gross margin	52.8%	50.4%	52.0%	49.7%
R&D expenditure	$62.1m	$66.9m	$68.8m	$71.6m
SG&A expenditure	$36.9m	$43.5m	$45.5m	$70.9m
Operating profit (loss)	$34.0m	$32.2m	$16.7m	($1.9m)
Tax charge	$9.7m	$6.3m	$7.0m	$2.3m
Diluted earnings (loss) per share	$0.15	$0.13	$0.06	($0.02)
Net cash from operating activities	$26.6m	$28.2m	$26.6m	$28.2m

Revenue

Revenue decreased by 11% over the comparable period last year to $252.1 million (Q3 2012: $282.7 million). Core revenue increased by 1% to $190.1 million (Q3 2012: $187.7 million), with particularly strong revenue growth in Voice & Music (44% increase), however, this was more than offset by the decline in revenue in Consumer (32% decrease) reflecting weakness in the camera marketplace and Legacy Products Group (“Legacy”) (35% decrease).

Gross margin

Underlying gross margins increased by 2.4 percentage points over the comparable period last year to 52.8% (Q3 2012: 50.4%). The increase can be attributed to both a larger share of the revenue mix for Core revenue, which was 75% of total revenue in Q3 2013 (Q3 2012: 67% of total revenue) and increased gross margins within Core revenues of 61.4% (Q3 2012: 57.6%), which more than offset the decline in Legacy gross margins to 26.5% (Q3 2012: 36.2%).

Gross margins also increased under IFRS in Q3 2013 to 52.0% (Q3 2012: 49.7%), driven by a larger share of the revenue mix and higher gross margins for Core revenue, as discussed above.

Operating expenses

Underlying R&D expenditure decreased by 7% in Q3 2013 to $62.1 million (Q3 2012: $66.9 million) and underlying SG&A expenditure decreased by 15% to $36.9 million (Q3 2012: $43.5 million), largely as a result of both a lower cost base and lower staff numbers following the disposal of development operations in handset connectivity and handset location to Samsung Electronics Co., Ltd. (“Samsung”) in Q4 2012. Underlying R&D expenditure also benefited from the inclusion of Q2 and Q3 UK R&D tax credits within operating profit in Q3 2013, as opposed to a credit to the tax charge as in prior reporting periods, following the enactment of legislation during July 2013.

IFRS R&D expenditure decreased by 4% in Q3 2013 to $68.8 million (Q3 2012: $71.6 million) and IFRS SG&A expenditure decreased by 36% to $45.5 million (Q3 2012: $70.9 million).

The decrease in IFRS R&D expenditure, due to the underlying items discussed above, was partially offset by an increase in share based payment expenses to $6.2 million in Q3 2013 (Q3 2012: $4.0 million), as increases in the CSR share price have increased the fair value of share options issued to employees over the past twelve months. The primary reason for the decrease in IFRS SG&A expenditure was the recognition of significant one-off charges in Q3 2012 incurred in relation to both the disposal of development operations in handset connectivity and handset location to Samsung and a provision for litigation settlements.

Operating Profit

Underlying operating profit in Q3 2013 increased by $1.8 million to $34.0 million (Q3 2012: $32.2 million). Though revenue decreased by 11% over the comparable period last year, this has been more than offset by an increase in the underlying gross margin by 2.4 percentage points and a 10% decrease in underlying operating expenses.

Under IFRS, operating profit increased by $18.6 million to $16.7 million (Q3 2012: operating loss of $1.9 million), which can largely be attributed to the decrease in IFRS SG&A expenditure, for the reasons discussed above.

Tax Charge

The underlying tax charge increased by $3.4 million to $9.7 million (Q3 2012: $6.3 million), over the comparable period last year, resulting in an effective underlying tax rate of 27.7% for Q3 2013. The underlying effective tax rate for Q3 2013 is higher than the effective tax rate for the first half of 2013 (H1 2013: 20.5%), as the tax charge for the first half of 2013 benefited from the inclusion of 2012 US Federal R&D tax credits, following the enactment of the American Taxpayer Relief Act of 2012 and the inclusion of UK R&D tax credits in the tax charge, rather than as a credit against operating expenses.

Under IFRS, the tax charge increased by $4.7 million to $7.0 million (Q3 2012: $2.3 million) over the comparable period last year, which can largely be attributed to improvements in profit during Q3 2013.

Earnings per share

Underlying diluted earnings per ordinary share increased by $0.02 to $0.15 over the comparable period last year (Q3 2012: $0.13). Although there was a decrease in underlying profit to $25.3 million (Q3 2012: $26.2 million), underlying diluted earnings per ordinary share increased following the reduction in the diluted weighted average number of ordinary shares, as a result of the completion of the tender offer in Q4 2012, as well as the subsequent share buybacks in 2013.

Under IFRS, diluted earnings per ordinary share increased by $0.08 to $0.06 (Q3 2012: diluted loss per ordinary share of $0.02), as profit increased by $14.8 million to $10.3 million in Q3 2013 (Q3 2012: loss of $4.5 million).

The diluted weighted average number of ordinary shares at the end of Q3 2013 was 174,337,136 (Q3 2012: 206,106,410), a decrease in the diluted weighted average number of ordinary shares at the end of the previous quarter (Q2 2013: 176,181,890). This can be attributed to a full quarter of dilution following the completion of the previous share buyback in June 2013, which reduced the ordinary share count by 6.3 million ordinary shares.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $26.6 million in Q3 2013, a decrease of $1.6 million over the comparable period last year (Q3 2012: $28.2 million). Although underlying profitability increased, this increase was offset by increases in working capital during Q3 2013, mainly due to an increase in receivables, as discussed below.

There was significant capital expenditure on Property, Plant and Equipment, and intangible assets with $13.2 million invested during the third quarter, in building moves, intellectual property and infrastructure. In addition to this, there was expenditure of $4.3 million as part of the latest share buyback, which commenced in September 2013, and a further $7.3 million was returned to shareholders, through the payment of dividends. The exercise of employee share options generated proceeds of $5.4 million during the quarter.

As at 27 September 2013, cash, cash equivalents, treasury deposits and investments were $293.3 million (28 June 2013: $285.0 million).

Balance Sheet

Days sales outstanding increased in comparison to the same period last year to 40 days (Q3 2012: 36 days), as Q3 2013 revenue was particularly weighted towards the end of the quarter, resulting in an increase in trade receivables of $17.9 million to $115.8 million (Q2 2013: $97.9 million).

Inventory days improved by 4 days in Q3 2013 over the prior quarter to 62 days (Q2 2013: 66 days) and were consistent with the comparable period last year (Q3 2012: 62 days), as inventory levels decreased by $14.5 million to $80.5 million (Q3 2012: $95.0 million) in comparison to Q3 2012, reflecting improvements in internal inventory management processes.

Goodwill

Due in part to adverse performance, there is a risk of impairment in the Cameras Cash Generating Unit. See Note 6 for further details.

Financial Review – 9 months ended 27 September 2013

	Underlying		IFRS
9 Months Financial Summary	9 months 2013	9 months 2012	9 months 2013	9 months 2012
Revenue	$752.5m	$776.2m	$752.5m	$776.2m
Gross profit	$393.5m	$396.0m	$387.1m	$387.9m
Gross margin	52.3%	51.0%	51.4%	50.0%
R&D expenditure	$189.7m	$205.6m	$208.9m	$217.1m
SG&A expenditure	$111.3m	$131.6m	$131.4m	$180.4m
Operating profit (loss)	$92.5m	$58.7m	$46.8m	($9.6m)
Tax charge	$21.2m	$13.4m	$14.6m	$1.9m
Diluted earnings (loss) per share	$0.40	$0.22	$0.17	($0.07)
Net cash from operating activities	$45.1m	$53.0m	$45.1m	$53.0m

Revenue

Revenue decreased by 3% to $752.5 million (9 months 2012: $776.2 million). Although Core revenue increased by 12% to $565.0 million (9 months 2012: $505.5 million), this was more than offset by a 31% decrease in Legacy Products Group revenue to $187.4 million (9 months 2012: $270.7 million).

Gross margin

Underlying gross margin increased by 1.3 percentage points to 52.3% (9 months 2012: 51.0%) and, under IFRS, gross margin increased by 1.4 percentage points to 51.4% (9 months 2012: 50.0%), driven by an increase in Core revenue as an overall share of the revenue mix (9 months 2013: 75%; 9 months 2012: 65%) and increased gross margins from Core revenue.

Operating expenses

Underlying operating expenses decreased by 11% over the comparable period last year, with R&D expenditure decreasing by 8% (9 months 2013: $189.7 million; 9 months 2012: $205.6 million) and SG&A expenditure decreasing by 15% (9 months 2013: $111.3 million; 9 months 2012: $131.6 million), mainly as a consequence of a lower cost base following the disposal of development operations in handset connectivity and handset location to Samsung Electronics Co., Ltd. in Q4 2012.

Under IFRS, R&D expenditure decreased by 4% to $208.9 million (9 months 2012: $217.1 million) and SG&A expenditure decreased by 27% to $131.4 million (9 months 2012: $180.4 million). Although share based payment expenses increased by $11.7 million to $29.0 million in the first 9 months of 2013 (9 months 2012: $17.3 million), this was more than offset by a decrease in integration and restructuring expenses of $14.6 million (9 months 2013: $12.4 million; 9 months 2012: $27.0 million) and a credit of $9.8 million arising from the release of a litigation provision in the first quarter of 2013.

Operating Profit

Underlying operating profit increased by $33.8 million to $92.5 million (9 months 2012: $58.7 million) and IFRS operating profit increased by $56.4 million (9 months 2013: $46.8 million; 9 months 2012: loss of $9.6 million), reflecting improvements in gross margins and lower operating expenditure, partially offset by a 3% decrease in revenue.

Tax charge

The underlying tax charge increased by $7.8 million to $21.2 million (9 months 2012: $13.4 million) over the comparable period last year, resulting in an effective underlying tax rate of 23.3% for the first nine months of 2013 (9 months 2012: underlying effective tax rate of 22.8%). Under IFRS, the tax charge increased by $12.7 million to $14.6 million (9 months 2012: $1.9 million), which is primarily due to improved profitability, as well as a lower effective tax rate on non-underlying expenses.

Earnings per share

Underlying diluted earnings per ordinary share increased by $0.18 to $0.40 (9 months 2012: $0.22). Under IFRS, diluted earnings per ordinary share increased by $0.24 to $0.17 over the comparable period last year (9 months 2012: diluted loss per ordinary share of $0.07), reflecting both improvements in profitability and a decrease in the diluted weighted average ordinary share count, following the completion of the tender offer in Q4 2012, as well as the subsequent share buybacks in 2013.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $45.1 million for the first nine months of 2013, a decrease of $7.9 million on the comparable period last year (9 months 2012: $53.0 million), as increases in underlying profitability were more than offset by negative movements in working capital due to both a reduction in creditors arising from employee benefits in Q2 2013 and an increase in trade receivables in Q3 2013.

During the first 9 months of 2013, a total of $74.6 million has been returned to shareholders, through both dividends ($20.4 million) and share buybacks ($54.2 million) and $31.0 million has been invested in capital expenditure on intangible assets and Property, Plant and Equipment.

Cautionary Note

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music (including the new Wi-Fi audio) and Auto (including automotive Wi-Fi), as well as the potential for Bluetooth Smart and our location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2012 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		$’000	$’000	$’000	$’000	$’000
Revenue		252,094	282,665	262,453	752,475	776,167
Cost of sales		(121,081)	(142,051)	(126,612)	(365,343)	(388,297)

Gross profit		131,013	140,614	135,841	387,132	387,870
Research and development costs		(68,772)	(71,606)	(66,684)	(208,912)	(217,105)
Selling, general and administrative expenses		(45,493)	(70,890)	(46,841)	(131,449)	(180,360)
Operating profit (loss)		16,748	(1,882)	22,316	46,771	(9,595)
Investment income		121	434	109	338	1,110
Finance income (expense)		449	(672)	(1,328)	(2,828)	(2,994)

Profit (loss) before tax		17,318	(2,120)	21,097	44,281	(11,479)
Tax		(6,976)	(2,335)	(2,829)	(14,551)	(1,945)

Profit (loss) for the period		10,342	(4,455)	18,268	29,730	(13,424)

Earnings (loss) per share		$	$	$	$	$
Basic	4	0.06	(0.02)	0.11	0.18	(0.07)
Diluted	4	0.06	(0.02)	0.10	0.17	(0.07)

Condensed Consolidated Statement of Comprehensive Income

	Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	10,342	(4,455)	18,268	29,730	(13,424)
Other comprehensive income
Gain on cash flow hedges	6,433	2,721	18	643	4,490
Net tax on cash flow hedges in statement of comprehensive income	(1,497)	(626)	(4)	(165)	(1,068)
Transferred to income statement in respect of cash flow hedges	936	51	311	1,046	(215)
Tax on items transferred from statement of comprehensive income	(217)	(12)	(72)	(243)	55
Actuarial gains (losses) in defined benefit plans	—	2	—	—	(16)

Total comprehensive income (loss) for the period	15,997	(2,319)	18,521	31,011	(10,178)

Condensed Consolidated Balance Sheet

	27 September 2013	28 December 2012
	(unaudited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	181,877	181,877
Other intangible assets	98,449	120,673
Property, plant and equipment	34,580	26,349
Investment	3,719	3,719
Deferred tax asset	82,525	89,193
Long term asset	31,006	31,000

	432,156	452,811

Current assets
Inventory	80,500	87,850
Derivative financial instruments	4,231	2,702
Trade and other receivables	140,577	117,706
Corporation tax debtor	8,819	6,379
Treasury deposits and investments	52,978	18,491
Cash and cash equivalents	240,290	314,760

	527,395	547,888

Total assets	959,551	1,000,699

Current liabilities
Trade and other payables	198,629	227,777
Current tax liabilities	8,813	14,509
Obligations under finance leases	840	1,393
Provisions	5,098	16,742

	213,380	260,421

Net current assets	314,015	287,467

Non-current liabilities
Trade and other payables	29,510	35,846
Deferred tax liability	4,891	4,891
Long-term provisions	2,478	4,395
Obligations under finance leases	3	170
Defined benefit pension scheme deficit	42	42

	36,924	45,344

Total liabilities	250,304	305,765

Net assets	709,247	694,934

Equity
Share capital	325	317
Share premium account	544,750	523,654
Capital redemption reserve	1,030	1,029
Merger reserve	61,574	61,574
Employee benefit trust reserve	(19,163)	(19,163)
Treasury shares	(131,417)	(86,929)
Hedging reserve	4,184	2,495
Share based payment reserve	136,204	112,677
Tax reserve	52,751	41,630
Retained earnings	59,009	57,650

Total equity	709,247	694,934

Condensed Consolidated Statement of Changes in Equity

					Employee Benefit Trust reserve			Share – based payment reserve
	Called – up share capital	Share premium account	Capital redemption reserve
				Merger reserve		Treasury shares	Hedging reserve		Tax reserve	Retained earnings
											Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934
Profit for the period	—	—	—	—	—	—	—	—	—	29,730	29,730
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,689	—	(408)	—	1,281

Total comprehensive income (loss) for the period	—	—	—	—	—	—	1,689	—	(408)	29,730	31,011
Share issues	9	21,096	—	—	—	—	—	—	—	—	21,105
Shares issued from Treasury	—	—	—	—	—	5,396	—	—	—	(1,177)	4,219
Purchase of Treasury Shares	—	—	—	—	—	(49,884)	—	—	—	(705)	(50,589)
Repurchase and cancellation of ordinary shares	(1)	—	1	—	—	—	—	—	—	(6,131)	(6,131)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	23,527	—	—	23,527
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	8,869	—	8,869
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	2,660	—	2,660
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(20,358)	(20,358)

At 27 September 2013	325	544,750	1,030	61,574	(19,163)	(131,417)	4,184	136,204	52,751	59,009	709,247

	Called – up share	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust	Treasury shares	Hedging reserve	Share – based payment	Tax reserve	Retained earnings
	capital				reserve			reserve			Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	(13,424)	(13,424)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	4,275	—	(1,013)	(16)	3,246

Total comprehensive income (loss) for the period	—	—	—	—	—	—	4,275	—	(1,013)	(13,440)	(10,178)
Share issues	7	10,388	—	—	—	—	—	—	—	—	10,395
Refund of share issue costs*	—	1,550	—	—	—	—	—	—	—	—	1,550
Shares issued from Employee Benefit Trust	—	—	—	—	10,618	—	—	—	—	(8,965)	1,653
Shares issued from Treasury	—	—	—	—	—	5,743	—	—	—	(2,769)	2,974
Purchase of Treasury Shares	—	—	—	—	—	(9,472)	—	—	—	—	(9,472)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	13,722	—	—	13,722
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	613	—	613
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(21,265)	(21,265)

At 28 September 2012	379	485,400	950	61,574	(23,353)	(88,389)	2,875	101,919	41,183	285,361	867,899

*	During Q2 2012, CSR was able to claim a refund on stamp duty paid on the issuance of ordinary shares, issued as part of the consideration for the acquisition of Zoran Corporation, as a result of a change in tax case law in 2012.

Condensed Consolidated Cash Flow Statement

		Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	5	26,565	28,165	29,981	45,055	53,037

Investing activities
Interest received		154	340	89	376	1,025
Purchase of treasury deposits		(46,595)	(47,847)	(18,575)	(78,862)	(94,944)
Sales of treasury deposits		16,623	42,972	17,873	44,373	110,383
Purchases of property, plant and equipment		(9,982)	(2,569)	(4,604)	(18,631)	(7,931)
Purchases of intangible assets		(3,229)	(6,480)	(1,781)	(12,381)	(11,526)
Acquisition of UK-based capabilities in DDFA		—	—	—	—	(2,667)
Proceeds on disposal of property, plant and equipment		—	73	9	180	73
Purchase of investment		—	—	—	—	(109)

Net cash used in investing activities		(43,029)	(13,511)	(6,989)	(64,945)	(5,696)

Financing activities
Repayments of obligations under finance lease		—	—	—	(694)	—
Proceeds on issue of shares		5,188	9,966	4,277	17,310	10,385
Proceeds on issue of shares from Employee Benefit Trust		—	404	—	—	462
Proceeds on issue of shares from Treasury		204	655	346	4,219	2,969
Purchase of treasury shares		(56)	—	(47,661)	(49,874)	(9,471)
Repurchase of ordinary shares		(4,323)	—	—	(4,323)	—
Refund of share issue costs		—	—	—	—	1,550
Equity dividends paid to shareholders		(7,317)	(7,648)	(13,041)	(20,358)	(21,265)

Net cash (used in) from financing activities		(6,304)	3,377	(56,079)	(53,720)	(15,370)

Net (decrease) increase in cash and cash equivalents		(22,768)	18,031	(33,087)	(73,610)	31,971
Cash and cash equivalents at beginning of period		261,996	225,425	295,739	314,760	211,907
Effect of foreign exchange rate changes		1,062	249	(656)	(860)	(173)

Cash and cash equivalents at end of period		240,290	243,705	261,996	240,290	243,705

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 28 December 2012 on 20 February 2013.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 28 December 2012 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 28 December 2012 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q3 2013, Q2 2013 and Q3 2012 is unaudited, along with the nine months ended 27 September 2013 and nine months ended 28 September 2012.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2013	13 weeks	29 June 2013 to 27 September 2013
Q2 2013	13 weeks	30 March 2013 to 28 June 2013
Q3 2012	13 weeks	30 June 2012 to 28 September 2012
9 months 2013	39 weeks	29 December 2012 to 27 September 2013
9 months 2012	39 weeks	31 December 2011 to 28 September 2012

2 Changes in share capital

In the third quarter 2013, 1,236,200 new ordinary shares were issued for employee option exercises. Consideration was $5,111,903 at a premium of $5,109,997. In addition, 47,146 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the third quarter 2013, CSR purchased 735,000 ordinary shares, of which 515,000 ordinary shares had been cancelled prior to 27 September 2013 and the remaining 220,000 ordinary shares were cancelled subsequent to 27 September 2013.

As at 27 September 2013, there were 165,860,470 ordinary shares in issue. This figure is after adjusting for 21,362,238 ordinary shares held by CSR plc in treasury and the 735,000 ordinary shares purchased by CSR during the third quarter 2013.

3 Amortisation of acquired intangibles

	Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Included within:	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Cost of sales	2,072	1,951	2,138	6,349	8,101
Research and development costs	480	671	505	1,486	1,816
Selling, general and administrative expenses	1,460	2,032	2,017	5,540	6,095

Amortisation of acquired intangibles	4,012	4,654	4,660	13,375	16,012

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

4 Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Period
Q3 2013	163,638,449	174,337,136
Q3 2012	199,440,980	206,106,410
Q2 2013	165,119,515	176,181,890
9 months 2013	164,417,370	175,392,105
9 months 2012	197,620,030	202,979,343

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

5 Reconciliation of net profit (loss) to net cash from operating activities

	Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	10,342	(4,455)	18,268	29,730	(13,424)
Adjustments for:
Investment income	(121)	(434)	(109)	(338)	(1,110)
Finance costs	(449)	672	1,328	2,828	2,994
Income tax expense	6,976	2,335	2,829	14,551	1,945
Amortisation of intangible assets	9,493	7,301	7,551	24,674	21,777
Depreciation of property, plant and equipment	3,199	4,122	3,176	9,395	12,449
(Profit) loss on disposal of property, plant and equipment and intangible fixed assets	(56)	71	167	(35)	96
Share option charges	6,967	3,693	7,057	23,527	13,722
(Decrease) increase in provisions	(2,473)	7,189	(253)	(13,561)	(3,372)

Operating cash flows before movements in working capital	33,878	20,494	40,014	90,771	35,077
Decrease in inventories	8,905	18,175	3,008	7,350	25,332
(Increase) decrease in receivables	(22,237)	(15,780)	11,587	(26,029)	(18,575)
Increase (decrease) in payables	6,679	5,734	(23,208)	(25,265)	8,607

Cash generated by operations	27,225	28,623	31,401	46,827	50,441
Foreign tax paid	(590)	(294)	(1,326)	(1,537)	(1,686)
UK Corporation tax received	—	—	—	—	4,717
Interest paid	(70)	(164)	(94)	(235)	(435)

Net cash inflow from operating activities	26,565	28,165	29,981	45,055	53,037

6 Goodwill

As disclosed at the half year, due to the lower than expected performance of the Cameras business and a revision in the discount rate applied to the discounted cashflows there is a reasonably possible likelihood that the value in use calculation for the Cameras CGU could cause the carrying amount of goodwill to exceed the value in use.

The sensitivities of this possibility are substantially unchanged since those disclosed in Q2 which are repeated below:

•	In respect of management’s five year projections, a decrease of around 3% in revenue in year five, whilst maintaining other elements of the five year projections, would cause the current headroom to erode to $nil.

•	In respect of management’s five year projections, an absolute decrease of around 3% in the gross margin percentage in year five, whilst maintaining other elements of the five year projections, would cause the current headroom to erode to $nil.

•	An increase in the pre-tax discount rate by 1.3% would cause the current headroom to erode to $nil.

•	A decrease in the terminal growth rate to 2.2%, would cause the current headroom to erode to $nil.

Supplementary information

Summary income statement – Underlying results

	Q3 2013	Q3 2012	Q2 2013	9 months 2013	9 months 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000	$’000
Revenue	252,094	282,665	262,453	752,475	776,167
Underlying cost of sales	(119,009)	(140,100)	(124,474)	(358,994)	(380,196)

Underlying gross profit	133,085	142,565	137,979	393,481	395,971
Underlying research and development	(62,101)	(66,911)	(60,934)	(189,736)	(205,589)
Underlying selling, general and administrative	(36,944)	(43,475)	(37,712)	(111,275)	(131,647)

Underlying Operating profit	34,040	32,179	39,333	92,470	58,735
Investment income	121	434	109	338	1,110
Underlying finance expense	826	(165)	(919)	(1,601)	(1,378)

Underlying profit before tax	34,987	32,448	38,523	91,207	58,467
Underlying tax	(9,708)	(6,295)	(6,414)	(21,206)	(13,355)

Underlying profit for the period	25,279	26,153	32,109	70,001	45,112

Diluted share count	174,337,136	206,106,410	176,181,890	175,392,105	202,979,343
Underlying Earnings per share	$	$	$	$	$
Diluted	0.15	0.13	0.18	0.40	0.22

Reconciliation of IFRS results to underlying measures

Q3 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	131,013	52.0	(68,772)	(45,493)	16,748	17,318	(6,976)	10,342	0.06
Amortisation of intangibles	2,072	0.8	480	1,460	4,012	4,012	(890)	3,122	0.02
Share option charges	—	—	6,191	2,514	8,705	8,705	(1,259)	7,446	0.04
Integration and restructuring	—	—	—	1,520	1,520	1,520	(596)	924	0.01
Patent settlement	—	—	—	4,500	4,500	4,500	(1,046)	3,454	0.02
Other operating income	—	—	—	(1,445)	(1,445)	(1,445)	335	(1,110)	(0.01)
Unwinding of discount on non-underlying items	—	—	—	—	—	377	(87)	290	—
Deferred tax on unexercised share options	—	—	—	—	—	—	940	940	0.01
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	(129)	(129)	—

Underlying	133,085	52.8	(62,101)	(36,944)	34,040	34,987	(9,708)	25,279	0.15

Q3 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	140,614	49.7	(71,606)	(70,890)	(1,882)	(2,120)	(2,335)	(4,455)	(0.02)
Amortisation of intangibles	1,951	0.7	671	2,032	4,654	4,654	(1,378)	3,276	0.02
Share option charges	—	—	4,024	2,283	6,307	6,307	1,380	7,687	0.04
Integration and restructuring	—	—	—	15,100	15,100	15,100	(1,853)	13,247	0.06
Provision for litigation	—	—	—	8,000	8,000	8,000	(1,960)	6,040	0.03
Unwinding of discounts on non-underlying items	—	—	—	—	—	507	(125)	382	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(24)	(24)	—

Underlying	142,565	50.4	(66,911)	(43,475)	32,179	32,448	(6,295)	26,153	0.13

Q2 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	135,841	51.8	(66,684)	(46,841)	22,316	21,097	(2,829)	18,268	0.10
Amortisation of intangibles	2,138	0.8	505	2,017	4,660	4,660	(1,103)	3,557	0.02
Share option charges	—	—	5,245	3,137	8,382	8,382	(1,067)	7,315	0.04
Integration and restructuring	—	—	—	5,596	5,596	5,596	(1,602)	3,994	0.03
Patent settlement	—	—	—	150	150	150	(35)	115	—
Other operating income	—	—	—	(1,771)	(1,771)	(1,771)	412	(1,359)	(0.01)
Unwinding of discount on non-underlying items	—	—	—	—	—	409	(95)	314	—
Deferred tax on unexercised share options	—	—	—	—	—	—	(940)	(940)	(0.01)
Release of litigation provision	—	—	—	—	—	—	(35)	(35)	—
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	880	880	0.01

Underlying	137,979	52.6	(60,934)	(37,712)	39,333	38,523	(6,414)	32,109	0.18

9 months 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	387,132	51.4	(208,912)	(131,449)	46,771	44,281	(14,551)	29,730	0.17
Amortisation of intangibles	6,349	0.9	1,486	5,540	13,375	13,375	(3,137)	10,238	0.06
Share option charges	—	—	17,690	11,302	28,992	28,992	(4,668)	24,324	0.14
Integration and restructuring	—	—	—	12,405	12,405	12,405	(3,061)	9,344	0.05
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,439	(6,388)	(0.04)
Patent settlement	—	—	—	4,650	4,650	4,650	(1,081)	3,569	0.02
Other operating income	—	—	—	(3,896)	(3,896)	(3,896)	905	(2,991)	(0.02)
Unwinding of discount on non-underlying items	—	—	—	—	—	1,227	(285)	942	0.01
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	1,233	1,233	0.01

Underlying	393,481	52.3	(189,736)	(111,275)	92,470	91,207	(21,206)	70,001	0.40

9 months 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	387,870	50.0	(217,105)	(180,360)	(9,595)	(11,479)	(1,945)	(13,424)	(0.07)
Amortisation of intangibles	8,101	1.0	1,816	6,095	16,012	16,012	(4,454)	11,558	0.05
Share option charges	—	—	9,700	7,641	17,341	17,341	(1,327)	16,014	0.08
Integration and restructuring	—	—	—	26,977	26,977	26,977	(4,789)	22,188	0.11
Provision for litigation	—	—	—	8,000	8,000	8,000	(1,960)	6,040	0.03
Unwinding of discount on non-underlying items	—	—	—	—	—	1,616	(396)	1,220	0.01
Deferred tax effect of change in tax rate	—	—	—	—	—	—	1,516	1,516	0.01

Underlying	395,971	51.0	(205,589)	(131,647)	58,735	58,467	(13,355)	45,112	0.22